PRIVATE OFFERING NOTICE


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                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                           Currency Notes Linked to
          the European Union Euro/United States Dollar Exchange Rate
                               due January 2006
               US$10 original public offering price per security

                            Private Offering Notice

                                 Summary Terms

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The securities:                                                    Payment at maturity:

o  Minimum repayment will not be less than 97% of the $10          o  The amount investors receive at maturity will be based upon
   originaL public offering price per security.                       the change in the European Union euro/United States dollar exchange rate over the term of the securities multiplied by
o  No payments prior to maturity and the securities may not           a participation rate equal to 100%, subject to the limits
   be redeemed prior to maturity.                                     described in the attached offering document. If the value of the European Union euro relative to the United States dollar
o  Senior unsecured debt securities of Merrill Lynch & Co.,           decreases or does not increase sufficiently, at maturity
   Inc., denominated and payable in United States dollars,            investors will receive less than the $10 original public
   part of a series entitled "Medium-Term Notes, Series C".           offering price per security, which may result in a loss. The
                                                                      European Union euro/United States dollar exchange rate must
o  The securities are designed for investors who are seeking          increase by 3% in order for investors to receive at least
   exposure to the European Union euro/United States dollar           the $10 original public offering price per security. In no
   exchange rate, willing to forego interest payments on the          event, however, will investors receive less than $9.70 per
   securities and willing to accept a return that will not            security.
   exceed the limits described in the attached offering
   document while risking the loss of up to $.30 per               o  Although an investor's return is based on the value of the
   security if the European Union euro/United States dollar           European Union euro relative to the United States dollar
   exchange rate decreases or does not increase sufficiently          over the term of the securities, if the European Union
   over the term of the securities.                                   euro/United States dollar exchange rate has increased by 12%
                                                                      or more at any time over the term of the securities, at
o  The securities are made available to each investor                 maturity an investor will receive a fixed payment per
   outside of the United States in a minimum initial                  security of $9.70 plus an amount equal to the product of the
   investment of US$50,000 or such other amount, and subject          $10 original public offering price per security and a
   to such other restrictions, as may be applicable to such           percentage expected to be between 9% and 11%.
   investor under the private offering rules of any
   jurisdiction outside of the United States.

o  Expected settlement date: November , 2004.

o  CUSIP No.:
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The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.

                           PRIVATE OFFERING NOTICE

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This Notice and the Offering Document have been issued by the Company for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages PS-7 to PS-10 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he or she invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.














                  The date of this Notice is November 3, 2004

       This Notice supplements the Preliminary Pricing Supplement, dated November 3, 2004, and the Prospectus Supplement and Prospectus, dated
                              November 26, 2003.